Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

July 8, 2022

VIA EDGAR TRANSMISSION

Ms. Christina D. Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959

Dear Ms. Fettig:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) on May 31, 2022, with respect to recent Form N-CSR and Form N-CEN filings and registration statements for the series of the Trust and their respective fiscal year ends as set forth in the table below (each, a “Fund” and collectively, the “Funds”):

Series ID	Series Name	FYE Reviewed
S000037501	Logan Capital Large Cap Growth Fund	4/30/2021
S000022607	Davidson Multi-Cap Equity Fund	6/30/2021
S000005073	Chase Growth Fund	9/30/2021
S000047729	Poplar Forest Cornerstone Fund	9/30/2021
S000027249	Poplar Forest Partners Fund	9/30/2021
S000052315	Scharf Alpha Opportunity Fund	9/30/2021
S000035415	Scharf Fund	9/30/2021
S000046127	Scharf Global Opportunity Fund	9/30/2021
S000039497	Scharf Multi-Asset Opportunity Fund	9/30/2021
S000046128	Shenkman Capital Floating Rate High Income Fund	9/30/2021
S000038872	Shenkman Capital Short Duration High Income Fund	9/30/2021
S000005075	Edgar Lomax Value Fund	10/31/2021
S000032592	Fort Pitt Capital Total Return Fund	10/31/2021
S000044708	Pzena Emerging Markets Value Fund	2/28/2022
S000062254	Pzena International Small Cap Value Fund	2/28/2022
S000072390	Pzena International Value Fund	2/28/2022
S000044707	Pzena Mid Cap Value Fund	2/28/2022
S000053713	Pzena Small Cap Value Fund	2/28/2022

For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.    With respect to the annual report filed on Form N-CSR for the Pzena Funds, the Staff noted the Management Discussion of Fund Performance section does not contain a statement accompanying the graph and table stating that “the graph and table do not reflect the deduction of taxes that a shareholder may pay on Fund distributions or the redemption of Fund shares.” Please confirm that the Funds will comply with the disclosure requirements of Item 27(b)(7)(ii)(B) of Form N-1A going forward.

Response:    The Trust confirms that it will include this disclosure in future filings.

Comment 2.    With respect to the annual report filed on Form N-CSR for the Davidson Multi Cap Equity Fund, Chase Growth Fund, Scharf Funds and Shenkman Funds under the Statement of Assets and Liabilities, certain Funds did not have a note referencing classes that pay redemption fees. Please include these references in future filings.

Response:    The Trust confirms that the requested change will be made in future shareholder reports.

Comment 3.    With respect to the annual report filed on Form N-CSR for the Shenkman Funds and certain Pzena Funds, in the Notes to Financial Statements regarding the ability to recapture previously waived expenses, there appears to be an inconsistency between the conditions described in the Prospectus versus the annual report. Please update future Prospectus disclosures to be consistent with the conditions described in the annual report.

Response:    The Trust confirms that the requested change will be made in future corresponding Prospectus updates.

Comment 4.    With respect to the Notes to Financial Statements in the annual report filed on Form N-CSR for the Shenkman Funds, please disclose in future shareholder reports any associated realized gain or loss from 17a-7 transactions.

Response:    The Trust confirms that the requested disclosure will be included in future shareholder reports.

Comment 5.    With respect to the Notes to Financial Statements in the annual report filed on Form N-CSR for the Poplar Forest Partners Fund, to the extent applicable, please disclose in future shareholder reports the rates that were in effect before any changes in management fees or expense limits.

Response:    The Trust confirms that the requested change will be made in future shareholder reports.

Comment 6.    With respect to the Statement of Operations regarding the Consent and Term Loan Fee Income in the annual report filed on Form N-CSR for the Shenkman Funds, please disclose in the significant accounting policy note the policy related to the term and fee income.

Response:    The Trust confirms that the requested change will be made in future shareholder reports.

Comment 7.    With respect to the audit opinion in the annual report filed on Form N-CSR for the Scharf Funds, the Staff notes the audit opinion correctly references the statement of cash flows in the introductory paragraph, but the reference was omitted in the paragraph with respect to the audit opinion. Please correct for future shareholder reports.

Response:    The Trust confirms that the requested change will be made in future shareholder reports.

Comment 8.    With respect to the annual report filed on Form N-CSR for the Edgar Lomax Value Fund and the Pzena Funds, the filing did not include references to item numbers 4(i) and 4(j), which were recent additions. Please be sure to use the most recent Form N-CSR for all future filings.

Response:    The Trust confirms that it will use the most current form for future filings.

Comment 9.    Item 4(c) of Form N-CSR requires disclosure of the payment of tax fees by the Fund. In future filings, please include a more detailed description of the nature of the services covered by these tax fees.

Response:    The Trust confirms that it will describe the specific services covered by these tax fees, including excise tax calculations, review of applicable tax returns, and review of tax equalization calculations, in future filings.

Comment 10.    With respect to the Scharf Fund and the Fort Pitt Capital Total Return Fund, please confirm that these funds meet the diversification requirement of the 1940 Act.

Response:    The Trust confirms that the Scharf Fund and the Fort Pitt Capital Total Return Fund met the diversification requirement of the 1940 Act at September 30, 2021 and October 31, 2021, respectively.

Comment 11.    With respect to the Edgar Lomax Value Fund, the gross expenses in the financial highlights do not reconcile with those shown in the Prospectus fee table. Similarly, certain funds appear to present the maximum Rule 12b-1 and/or Shareholder Servicing Plan fee allowed in the fee table, while the expense ratios presented in the financial highlights disclose actual expenses or accruals. Please confirm if this explanation also applies to the Chase Growth Fund, Scharf Global Opportunity Fund, Pzena Small Cap Value Investor Class, and Pzena International Value Investor Class.

Response:    The Trust confirms that the difference between the prospectus fee table and the expense ratio in the financial highlights is the result of differences between the actual fees accrued or incurred compared to the maximum fee allowable. The Trust confirms that, where applicable, each fund will include additional disclosure below the fee table that provides an explanation for the difference.

Comment 12.    With respect to the Scharf Global Opportunity Fund Prospectus filing, the Staff holds the position under the Name’s Rule that global funds should include disclosure stating that at least 40% of assets under normal market conditions would be in companies outside of the United States, and 30% if market conditions are not favorable. Please include updated disclosure in the next Prospectus update.

Response:    The Trust confirms that updated disclosure will be included in the next Prospectus update.

Comment 13.    With respect to the Pzena Funds filing on Form N-CEN, the Staff notes that the Trust did not provide a response to Item C.20.a., which is related to line of credit. Please assess whether an amended filing is necessary to address this item. The Staff also reminds the Trust to respond to all items in future filings.

Response:    The Trust confirms that responses were included in the draft, but failed to upload into the filing software. The N-CEN will be amended to include the responses. In addition, Trust confirms that it will respond to all items in future Form N-CEN filings.

Comment 14.    With respect to the Shenkman Funds filing on Form N-CEN, the Staff notes that the Trust stated in item C.2 there were four classes of shares outstanding for the Shenkman Capital Floating Rate High Income Fund, however it appears there are only two classes of shares outstanding. Please correct in future filings.

Response:    The Trust confirms this will be corrected in future N-CEN filings.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7363 or elaine.richards@usbank.com.
Sincerely,
/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust